[redacted]

12027998

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 6/14/12

July 6, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 7/6/12

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Cardinal Health, Inc.
Incoming letter dated June 14, 2012

Dear Mr. Mueller:

This is in response to your letters dated June 14, 2012 and July 5, 2012 concerning the shareholder proposal submitted to Cardinal Health by Norges Bank. We also have received a letter on the proponent's behalf dated June 25, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

July 6, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cardinal Health, Inc.
Incoming letter dated June 14, 2012

The proposal provides that the chairman shall be a director who is independent from the company, as defined in the New York Stock Exchange listing standards.

There appears to be some basis for your view that Cardinal Health may exclude the proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Cardinal Health, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Cardinal Health omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue. N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 18451-00020

July 5, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Cardinal Health, Inc.*
Shareholder Proposal of Norges Bank Investment Management
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On June 14, 2012, we submitted a letter (the "No-Action Request") on behalf of our client, Cardinal Health, Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Norges Bank Investment Management (the "Proponent"). The binding Proposal would require the Company to amend its Restated Code of Regulations to provide that the chairman of the board of directors must be an independent director in accordance with the "meaning set forth in the New York Stock Exchange . . . listing standards."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite. Specifically, as discussed in the No-Action Request, the Proposal is excludable under Rule 14a-8(i)(3) because it refers to an external set of guidelines for implementing a central component of the Proposal but fails to adequately define those guidelines, rendering it impermissibly vague and indefinite so as to be inherently misleading.

On June 25, 2012, the Proponent, through its designated counsel, submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). The Response Letter asserts that the Proposal is not vague and indefinite because the Company's shareholders have voted at each of the Company's three most recent annual meetings of shareholders, with moderately increasing support, on proposals submitted by the Proponent with the same undefined reference to the New York Stock Exchange standard of independence and therefore, the Company's shareholders "fully understand the nature of [the Proposal], and know exactly what they have been considering."

The Response Letter's argument that the Proposal is not misleading because the Company's shareholders have previously voted on the Proponent's proposals fails both logically and under the law. The fact that shareholders have voted on a proposal does not demonstrate that they "fully understand" the proposal, and courts have routinely examined whether a proposal was misleading after a vote on the proposal has occurred. *See, e.g.*, *Shaev v. Saper*, 320 F.3d 373, 381 (3d Cir. 2003) (holding after a stockholder vote that a proxy statement included material misstatements and omissions that violated Rule 14a-9 and stating, "We hold that the cryptic references in the proxy statement were insufficient to satisfy Datascope's disclosure obligations under Rule 14a-9. Material not included in the proxy statement is generally not charged to the knowledge of the stockholder."). Likewise, the level of support reflected in past votes by the Company's shareholders with respect to proposals similar to the Proposal is not determinative of whether the Proposal satisfies the securities laws. Those past votes provide no basis for the Response Letter's assertion that the Company's shareholders collectively "know exactly what they have been considering" and no longer require an explanation of the central requirement the Proposal would impose through a mandatory amendment to the Company's Restated Code of Regulations.

The fact that the Company has not previously sought no-action relief with respect to the Proponent's proposals also has no bearing on the present No-Action Request because, as Rule 14a-8(l)(2) clearly provides, "[t]he company is not responsible for the contents of [a shareholder's] proposal or supporting statement." Thus, the fact that the Company has not in the past objected to the Proponent's proposals as being vague and indefinite is not determinative of the status of the Proposal.[1]

The Response Letter's focus on the Company's prior references to the New York Stock Exchange standard (which also included references to the Company's independence standards) in its proxy statements fails to address the primary issue raised in the No-Action Request: that a central element of the Proposal relies upon an external standard that is not explained in the Proposal or supporting statement. The Proposal's reliance upon the external standard arises in a very different context than the Company's passing references to directors being independent under the New York Stock Exchange standards and the Company's

[1] *Cf.* Staff Legal Bulletin No. 14 (Jul. 13, 2001), at B.5., stating that the Staff "will not consider any basis for exclusion that is not advanced by the company."

corporate governance guidelines.[2] In fact, the proponent in *WellPoint, Inc.* (avail. Feb. 24, 2012, *recon. denied* Mar. 27, 2012) made an almost identical argument by asserting that its proposal was not vague and indefinite because WellPoint had referred to the New York Stock Exchange standard in its previous proxy statements on numerous occasions without explanation. The Staff found those arguments unpersuasive and denied the proponent's request for reconsideration.

Here as well, the Response Letter does not provide a rationale sufficient to support deviation from well-established Staff precedent finding such proposals to be excludable under Rule 14a-8(i)(3). For example, the fact that the New York Stock Exchange listing standards are publicly disclosed and were adopted after notice and comment does not distinguish the Proposal from precedent cited in the No-Action Request where references to Commission rules or other statutes that are not explained in a proposal have been found to justify exclusion under Rule 14a-8(i)(3). *See Dell Inc.* (avail. Mar. 30, 2012); *AT&T Inc.* (avail. Feb. 16, 2010).

Finally, contrary to the Response Letter's assertion, the Company does not suggest that all references to the New York Stock Exchange standard of independence in a proxy statement must be explained or defined or that "generic references to director independence under the NYSE rules" in a proxy statement automatically would result in a violation of Rule 14a-9. Instead, the No-Action Request addresses only the specific context at issue here: that, consistent with Staff precedent, if a shareholder proposal uses an external set of standards as one of its central aspects, those standards must be adequately explained in order for shareholders to understand the proposal on which they are being asked to vote. This position does not in any way implicate references to the New York Stock Exchange listing standards outside of the text of a proposal and is consistent with the Staff's previous decisions in *WellPoint*, *Boeing Co.* (avail. Feb. 10, 2004) and the other no-action letters cited in the No-Action Request.

Accordingly, for the reasons addressed in the No-Action Request and above, shareholders will be unable to determine the specific independence requirements to be applied under the Proposal without a description of the New York Stock Exchange's standards for director independence. Therefore, the Proposal's failure to describe the substantive provisions of the New York Stock Exchange standard of independence renders it so vague and indefinite as to be excludable under Rule 14a-8(i)(3).

---

[2] The Response Letter in fact concedes that many of the Company's references are exactly the type of disclosure specifically authorized under Item 407(a) of Regulation S-K.

GIBSON DUNN

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or James E. Barnett, the Company's Vice President and Associate General Counsel, at (614) 757-4514.

Sincerely,

Ronald O. Mueller / EMI

Ronald O. Mueller

Enclosures

cc: James E. Barnett, Cardinal Health, Inc.
Michael J. Barry, Grant & Eisenhofer P.A.
Guro Heimly, Norges Bank Investment Management

101317925.5

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

June 25, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Norges Bank Proxy Access Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This responds to the letter dated June 14, 2012, from Ronald O. Mueller, Esq., on behalf of Cardinal Health, Inc. ("Cardinal Health" or the "Company") regarding a shareholder proposal submitted to the Company by Norges Bank (the "Proposal") for inclusion in the Company's proxy materials for the 2012 Annual Meeting of Stockholders.

Norges Bank's Proposal advocates an amendment to the Company's bylaws to split the roles of the Chairman of the Board of Directors and the Chief Executive Officer and require that the Chairman of the Board is an independent director. In response, the Company seeks permission to exclude the Proposal, invoking Rule 14a-8(i)(3) to argue that the Proposal should be excluded because it is inherently vague and indefinite because of reference to the standard for director independence set forth in the New York Stock Exchange ("NYSE") listing rules to which the Company is subject.

Cardinal Health's request for no-action relief should be denied. The Proposal is not vague or indefinite, and, in fact, the Company has allowed its shareholders to vote on virtually the same proposal, with the same reference to the NYSE standards for director independence, at each of the past three annual meetings without any objection that the Company's shareholders somehow did not understand what they were voting for. For the reasons set forth more fully below, Cardinal Health's no-action request should be rejected.

The Proposal

On May 16, 2012, Norges Bank submitted the Proposal to the Company. This Proposal, if approved by the Company's shareholders, would amend Cardinal Health's bylaws to require that the Chairman of the Board be an independent director. The Proposal itself states as follows:

> RESOLVED: Pursuant to Section 1701.11 of the Ohio Revised Code, the shareholders hereby amend the Code of Regulations to add the following text where designated:
>
> Add a new Section 3.8:
>
> "**Independent Chairman**. Notwithstanding any other provision of these regulations, the chairman of the board shall be a director who is independent from the Company. For purposes of this regulation, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the board of directors determines that a chairman who was independent at the time he or she was selected is no longer independent, the board of directors shall select a new chairman who satisfies the requirement of this regulation within 60 days of such determination. Compliance with this regulation shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as chairman of the board. This regulation shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this regulation was adopted."
>
> Add to the beginning of the last sentence of Section 3.1:
>
> "Except as provided in Section 3.8,"
>
> SUPPORTING STATEMENT
>
> Norges Bank Investment Management (NBIM) holds as a principle of good corporate governance that the roles of Chairman of the Board of Directors and CEO are fundamentally different and should not be held by the same person. NBIM believes that corporate boards should be structured to ensure independence and accountability to shareholders. There should be a clear division of the responsibilities between the positions of Chairman of the Board of Directors and CEO to ensure a balance of power and authority on the board. An increasing number of companies in the US have chosen to separate these two roles. In 2004, 27% of S&P 500 companies had split the CEO and Chairman roles, while by 2011 the percentage had risen to 40%.
>
> The Board should be led by an independent Chairman. Such a structure will put the board in a better position to make independent evaluations and decisions, hire management, and decide on a remuneration policy that encourages performance, provides strategic direction, and supports management in taking a long-term view

> on the development of business strategies. An independently led board is better able to oversee and give guidance to Company executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances within the corporate structure and thus protect shareholder value.
>
> An independent chairman will be a strength to the Company when the board must make the necessary strategic decisions and prioritizations to create shareholder value over time.
>
> For more information see
> http://www.nbim.no/CardinalHealthIndependentChairProposal
>
> Please vote FOR this proposal.

DISCUSSION

The Proposal is Not Excludable Under Rule 14a-8(i)(3) Because the Proposal is Not Vague or Indefinite

Rule 14a-8(i)(3) permits a company to exclude shareholder proposals or statements that are "contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company fails to challenge anything in Norges Bank's Proposal as being materially false. Instead, Cardinal Health argues that the fact that the Proposal references director independence standards defined in the NYSE listing rules somehow renders the Proposal so "vague and indefinite" that it should be excluded under Rule 14a-8(i)(3).

Cardinal Health's argument is simply wrong. Norges Bank's Proposal has been considered by the Company's shareholders at each of the last three annual meetings, and has received steadily increasing support. The Company's shareholders thus fully understand the nature of Norges Bank's Proposal, and know exactly what they have been considering. Cardinal Health's request for permission to exclude the Proposal this year, therefore, is not the product of any genuine concern that the Company's shareholders may be misled by the Proposal, but is nothing more than a blatant effort to shut down the growing demand by shareholders for an independent Chairman of the Company's Board of Directors.

In each of 2009, 2010, and 2011, Norges Bank submitted shareholder proposals to amend the Company's by-laws to require that the Chairman of the Board be an independent director. The relevant language below was included in the shareholder proposals submitted by Norges Bank and included in the Company's proxy statement for each of these years, and the same language is set forth in the Proposal:

> Notwithstanding any other provision of these regulations, the chairman of the board shall be a director who is independent from the Company. For purposes of this regulation, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE

> and is listed on another stock exchange, in which case such exchange's definition of independence shall apply.

The Company never challenged this language in the shareholder proposals submitted in 2009, 2010, and 2011 as being vague and indefinite. Moreover, the Company never before sought to exclude Norges Banks nearly identical proposal on any grounds, and in each of the Company's Statements in Opposition to the shareholder proposals, the Company made reference to, and relied on, the exact same 'definition' or concept of director independence, stating in relevant part in 2009 and 2010:

> A substantial majority of our directors are **independent as defined under the New York Stock Exchange regulations** and the Corporate Governance Guidelines, ...(emphasis added)

In 2011, the Company modified the relevant language in its Statement in Opposition to state as follows:

> All but one of our directors are **independent as defined under the NYSE regulations** and the Corporate Governance Guidelines, ...(emphasis added)

Nowhere in the Company's Statements in Opposition or proxy filing is there additional explanation of the meaning of "independent" as used in the NYSE regulations. In addition, the Company made additional references to, and reliance on, director independence as defined under the NYSE rules in its 2011 proxy filing. On page 24, the Company noted:

> During fiscal 2011, each member of the Audit, Nominating and Governance, and Compensation Committees was determined by the Board to be **independent as defined by the rules of the NYSE** and in accordance with our Corporate Governance Guidelines, as discussed in more detail below. (emphasis added)

Then on page 28, the Company stated:

> The Board has determined that each of Messrs. Britt, Downey, Darden, Finn, Kenny, King, Notebaert, and Raisebeck, Mmes. Arnold and Cox, and Dr. Spaulding is **independent under the listing standards of the NYSE** and our Corporate Governance Guidelines. (emphasis added)

The Company's, and the Proposal's, reference to director independence as defined under the NYSE rules is exactly the type of disclosure with regard to director independence envisioned under Item 407(a) of Regulation S-K and that companies have made for years. Under this provision, a company is required to disclose any definitions of director "independence" only if they differ from the standards of the exchanges on which its shares are listed.[1] Tellingly, the Securities and Exchange Commission believed the notion of "independence" as set forth under exchange listing requirements was sufficiently well-defined and understood that no further explanation of this term was needed for shareholders. *See* Release Nos. 33-8732A; 34-54302A, *Executive Compensation and Related Person Disclosure*, 71 Fed. Reg. 53158, at 52354 (Sept. 8, 2006). Cardinal Health undoubtedly agreed, as it referred to and relied on the NYSE rules for director independence without any further elaboration of what that meant in each of its proxy filings that included Norges Bank's shareholder proposals calling for the establishment of an independent Chairman of the Board. Indeed, Cardinal Health made summary reference to director independence per NYSE rules in its proxy filings for each of the years 2006 through 2011.[2]

This matter should be decided in accordance with the Staff's recent determinations in *PepsiCo, Inc.* (Feb. 2, 2012); *Reliance Steel & Aluminum Co.* (Feb. 2, 2012); *Sempra Energy* (Feb 2, 2012); *General Electric Co. (Steiner)* (Jan. 10, 2012), *recon. denied* Feb 1, 2012); and *Allegheny Energy, Inc.* (Feb. 12, 2010). In each of these cases, shareholder proposals seeking that the board chairman be an independent director according to NYSE rules was found to be non-excludable, and the same result should apply here. Cardinal Health attempts to distinguish these matters from its own by pointing to additional language in the cited proposals that the board chairman may not have served previously as an executive officer of the company. This is a distinction without a difference. If director independence under the NYSE rules is somehow vague and indefinite, a further reference to the board chairman having not previously served as an executive officer does not address that issue. It merely adds an additional factor beyond director independence pursuant to NYSE rules.

The Company's reliance on *Boeing Co.* (Feb. 10, 2004); *PG&E Corp.* (Mar. 7, 2008); *Schering-Plough Corp.* (Mar. 7, 2008); and *JPMorgan Chase & Co.* (Mar. 5, 2008) is misplaced. In each of those decisions, the Staff allowed exclusion of shareholder proposals seeking a requirement that the board chairman be an independent director as defined by the Council of Institutional Investors ("CII"). The Staff concurred in these matters that additional explanation of CII's definition for director independence was warranted. But referring to a definition of director independence adopted by a private organization such as CII is wholly different from referring to publicly disclosed listing standards of the NYSE, which are not subject to unilateral (or even short term) change. NYSE listing rules can only be amended pursuant to a lengthy process involving approval of the Exchange Board of Directors and the NYSE Regulation Board of Directors. NYSE Rule 2A. Moreover, changes to these rules would require SEC approval, which would involve additional notice and comment and, when appropriate, public hearings. Section 19(b)(1), Securities Exchange Act of 1934 (15 U.S.C. 78s(b)(1)), and SEC Rule 19b-4

[1] The Company's reference to its Corporate Governance Guidelines in the quoted examples is precisely the type of disclosure on director independence contemplated by Regulation S-K where a company has adopted director independence standards that may differ from the generally understood meaning of director independence under the NYSE rules.

[2] The cited amendments to Item 407(a) of Regulation S-K took effect on November 7, 2006, shortly after the Company's 2006 proxy filing, indicating that general understanding of the meaning of director independence under NYSE listing rules predates the adoption of these amendments.

(17 C.F.R. § 240.19b-4). A definition on CII's website, by contrast, can be changed at any time at the discretion of the relevant governing body of CII. There is no reason to view NYSE listing rules as vague or indefinite given the NYSE's regulatory status, particularly given that its rules can be accessed via the NYSE website at any time and can only be changed after a lengthy public process. This is a significant factor in explaining why Cardinal Health itself has repeatedly made reference to the NYSE's definition of director independence, without any additional explanation of its meaning, in its annual proxy filings.

The Company argues that the Staff's recent determination in *Wellpoint, Inc.* (Feb. 24, 2012, *recon. denied* Mar. 27, 2012) requires granting the Company no-action relief in this instance. We believe the Staff's determination in *Wellpoint* is an aberration, but is distinguishable in any event. In *Wellpoint*, the company's statement in opposition in its 2011 proxy filing, the only other year for which the independent board chairman shareholder proposal was submitted, made no reference to the standard for board independence under the NYSE listing rules. In contrast, Cardinal Health repeatedly made use of the exact same concept of board independence according to NYSE regulations in its statements in opposition to Norges Bank's shareholder proposals submitted in 2009, 2010, and 2011, making the Company's argument in this matter a misguided attempt to extend the implications of *Wellpoint* to a different set of facts. Cardinal Health acknowledged and agreed with the shareholder proposal's concept of director independence in a way that Wellpoint did not. Put simply, Cardinal Health cannot be permitted to itself refer to the NYSE definition of director independence, yet at the same time turn around and argue that Norge Bank's reference to the very same definition somehow is "vague and indefinite."

The Company's reading of *Wellpoint* would lead to illogical results. Under Cardinal Health's application of *Wellpoint*, somehow, the Company's repeated reference in its proxy filings over the course of years to its directors being independent according to NYSE rules became incomprehensible to the Company's shareholders following the *Wellpoint* decision. Alternatively, if the Company's view of *Wellpoint* is correct, NYSE-traded companies and their shareholders in 2012 have somehow collectively forgotten what it means for a director to be considered independent pursuant to NYSE rules. This conceivably could mean that every publicly traded company that included generic references to director independence under the NYSE rules, without elaborating in more detail what that means, is now filing proxy statements that violate Rule 14a-9 for being materially false or misleading. This cannot be what the Staff intended when it issued its *Wellpoint* decision. But that is the end result of the Company's misreading of *Wellpoint*.

Finally, Cardinal Health's reliance on a collection of no-action decisions unrelated to board chairman independence is equally mistaken. *Dell Inc.* (Mar. 30, 2012); *Chiquita Brands Int'l, Inc.* (Mar. 7, 2012); and *Sprint-Nextel Corp.* (Mar. 7, 2012) all involved proxy access shareholder proposals and director eligibility requirements under SEC Rule 14a-8(b). There is no analogous use of director eligibility requirements that corresponds to the concept of director independence. Investors have an understanding of the fact that there are various types of directors, including "inside" directors who are company employees and "outside" directors who are not. Moreover, investors understand that some directors may not be considered "independent" because of their current or past connections with a company or its executives and managers. They do not have a similar understanding of director eligibility requirements under the SEC rules. Similarly, the notion of director independence under NYSE rules is completely different from the exclusions at issue in *Exxon Mobil Corp.* (*Naylor*) (Mar. 21, 2011) (allowing exclusion of a shareholder proposal that requested the use of, but did not explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (allowing exclusion of a proposal requesting a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); and *Johnson & Johnson* (Feb. 7, 2003) (allowing exclusion of a shareholder proposal seeking the company's adoption of the "Glass Ceiling Commission's" business recommendations without describing those recommendations).

CONCLUSION

The Proposal seeks to amend the Company's bylaws to require that the Chairman of the Board be an independent director. Norges Bank believes it is important for the roles of the Chairman of the Board and the CEO to be separated, and that the Chairman be an independent director, in an effort to improve company performance and promote responsive corporate governance. Accordingly, Norges Bank respectfully requests that the Staff of the Division of Corporation Finance decline to concur in the Company's view that it may exclude the Proposal under Rule 14a-8(i)(3). Please do not hesitate to contact me at 302.622.7065 should you have any questions concerning this matter or should you require additional information.

Sincerely,

Michael J. Barry / by eml

Michael J. Barry

cc: Ronald O. Mueller, Esquire
Guro Heimly, Esquire

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 18451-00020

June 14, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Cardinal Health, Inc.*
Shareholder Proposal of Norges Bank Investment Management
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Cardinal Health, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Norges Bank Investment Management (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent and Proponent's counsel.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal is a binding proposal that would add the following new section to the Company's Restated Code of Regulations:

> **Independent Chairman**. Notwithstanding any other provision of these regulations, the chairman of the board shall be a director who is independent from the Company. For purposes of this regulation, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the board of directors determines that a chairman who was independent at the time he or she was selected is no longer independent, the board of directors shall select a new chairman who satisfies the requirement of this regulation within 60 days of such determination. Compliance with this regulation shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as chairman of the board. This regulation shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this regulation was adopted.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal refers to an external set of guidelines for implementing the Proposal but fails to adequately define those guidelines, rendering it impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if stockholders voting on the proposal would not "be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

The Staff has permitted the exclusion of shareholder proposals that—just like the Proposal—impose an independence standard upon the board chairman by reference to a particular set of guidelines when the proposal or supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. For example, in *WellPoint, Inc.* (avail. Feb. 24, 2012, *recon. denied* Mar. 27, 2012), the shareholder proposal requested that the company "adopt a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange ('NYSE') listing standards." The company stated that the proposal relied upon an external standard of independence (the New York Stock Exchange standard) in order to implement a central aspect of the proposal without describing the substantive provisions of that standard. In permitting exclusion under Rule 14a-8(i)(3), the Staff concurred with the company's argument that without an explanation of the New York Stock Exchange's listing standards, shareholders would not be able to determine the standard of independence that would be applied under the proposal that they were being asked to vote upon.

Similarly, in *Boeing Co.* (avail. Feb. 10, 2004), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corporation* (avail. Mar. 7, 2008); *Schering-Plough Corporation* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail Mar. 5, 2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

The Staff determinations in these no-action letters are consistent with many other precedent in which the Staff has concurred that references to specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement. For example, in *Dell Inc.* (avail. Mar. 30, 2012) a shareholder proposal sought to provide proxy access to any shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). Finding that the specific eligibility requirements "represent a central aspect of the proposal," the Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and, therefore, excludable under Rule 14a-8(i)(3). The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of [R]ule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See Chiquita Brands International, Inc.* (avail. Mar. 7, 2012) (same); *MEMC Electronic Materials, Inc.* (avail. Mar. 7, 2012) (same); *Sprint Nextel Corp.* (avail. Mar. 7, 2012) (same). *See also Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

The Proposal, which states that the chairman of the board of directors must be an independent director in accordance with the "meaning set forth in the New York Stock Exchange...listing standards," is substantially similar to the proposals in the precedent cited above. In particular, the Proposal contains the same undefined reference to the New York Stock Exchange independence standards that the Staff found impermissibly vague in *WellPoint*. Like *WellPoint* and the other precedent cited above, the Proposal relies upon an external standard of independence (the New York Stock Exchange standard) in order to implement a central aspect of the Proposal but both the Proposal and the supporting statements fail to describe the substantive provisions of the standard. Without a description of the New York Stock Exchange's standards for director independence, shareholders will be unable to determine the specific independence requirements to be applied under the Proposal. Particularly with respect to the Proposal, which is framed as a binding amendment to the Company's Code of Regulations, it is especially important that shareholders have an explanation of the standard of independence that would be required under the Proposal. As Staff precedent indicates, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without being informed of what they are being asked to vote on. *See Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proposal is distinguishable from other shareholder proposals that the Staff did not concur were vague and indefinite, where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. *See PepsiCo, Inc.* (avail. Feb. 2, 2012); *Reliance Steel & Aluminum Co.* (avail. Feb. 2, 2012); *Sempra Energy* (avail. Feb. 2, 2012); *General Electric Co. (Steiner)* (avail. Jan. 10, 2012, *recon. denied* Feb. 1, 2012); *Allegheny Energy, Inc.* (avail. Feb. 12, 2010). In contrast to those proposals, the Proposal mandates a single external standard of independence (the New York Stock Exchange standard of independence) that is neither explained in nor understandable from the text of the Proposal or the supporting statements. In this regard, the supporting statements' references to separation of the roles of Chairman and CEO do not provide any information to shareholders on the New York Stock Exchange standard of independence that would be imposed under the Proposal. In fact, many companies that have separated the role of Chairman and CEO have an executive Chairman who would not satisfy the New York Stock Exchange standard for independence. Thus, the Proposal is similar to the proposal in *WellPoint*, which addressed only separation of the roles of chairman and chief executive officer but did not discuss the New York Stock Exchange standard of independence relied on in the proposal. Consistent with *WellPoint*, because the Proposal similarly relies on the New York Stock Exchange standard of independence for implementation of a central element of the Proposal without defining or explaining that standard, the Proposal is impermissibly vague and therefore, excludable under Rule 14a-8(i)(3).

Therefore, we believe that the Proposal's failure to describe the substantive provisions of the New York Stock Exchange standard of independence will render shareholders who are voting on the Proposal unable to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or

James E. Barnett, the Company's Vice President and Associate General Counsel, at (614) 757-4514.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: James E. Barnett, Cardinal Health, Inc.
Michael J. Barry, Grant & Eisenhofer P.A.
Guro Heimly, Norges Bank Investment Management

101303559.6

EXHIBIT A

GRANT & EISENHOFER P.A.
CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801
485 LEXINGTON AVENUE ■ 29th FLOOR ■ NEW YORK, NEW YORK 10117
302-622-7000 ■ FAX: 302-622-7100

FACSIMILE TRANSMITTAL FORM

5/16/2012

To:	1-614-757-5051	**Firm:**	
Phone:		**Fax:**	1-614-757-5051

If you experience problems with a transmission, please call (302) 622-7000 between 8:00 a.m. and 6:00 p.m.

From:	Manager Copy Center	Pages (including cover sheet):	10

SUBJECT:

Cover Message:

GRANT & EISENHOFER, P.A.

1201 N. MARKET STREET # 21st FLOOR # WILMINGTON, DELAWARE 19801

302-622-7000 # FAX: 302-622-7100

May 16, 2012

FACSIMILE MESSAGE TRANSMITTAL FORM

TO	COMPANY	FAX	PHONE
Stephen T. Falk	Cardinal Health, Inc.	614-757-5051	

If you experience problems with a transmission, please call (302) 622-7000 between 9:00 a.m and 9:00 p.m.

ORIGINAL will [X] follow will not [ ] follow

FROM: Michael J. Barry **Pages (including cover sheet): 9**

RE: Stockholder Proposal Pursuant to Rule 14a-8

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

May 16, 2012

VIA FAX AND OVERNIGHT MAIL

Stephen T. Falk, Esquire
Executive Vice President, General Counsel
and Corporate Secretary
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Re: ***Stockholder Proposal Pursuant to Rule 14a-8***

Dear Mr. Falk:

Pursuant to SEC Rule 14a-8, enclosed is a shareholder proposal (the "Proposal") submitted by Norges Bank, the central bank for the Government of Norway, for inclusion in the proxy materials to be provided by Cardinal Health, Inc. (the "Company") to the Company's shareholders and to be presented at the Company's 2012 annual meeting for a shareholder vote. Also enclosed is a power of attorney ("POA") from Norges Bank Investment Management ("NBIM"), a division of Norges Bank with authority to submit proposals on behalf of Norges Bank, authorizing me to act for Norges Bank for purposes of the submission of and communications regarding the Proposal.

Also enclosed for your reference is a copy of the proposed website that is identified within the supporting statement in the Proposal. NBIM intends to make the proposed website "live" upon the Company's filing of its proxy materials for the 2012 annual meeting. The proposed website is NOT a supporting statement, and the contents thereof, to the extent they differ from the information set forth in the shareholder proposal, are not applicable to the 500 word limit on shareholder proposals. We are providing the proposed website as a courtesy and to avoid any potential confusion that may be caused by the reference in the supporting statement to a currently non-existent website.

Norges Bank is the owner of over $2,000 in market value of common stock of the Company and has held such stock continuously for more than 1 year as of today's date. Norges Bank intends to continue to hold these securities through the date of the Company's 2011 annual meeting of shareholders. We will provide you with ownership confirmation from JPMorgan Chase Bank, N.A., DTC participant number 0902, as soon as we receive it from our client.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Michael J. Barry

MJB/rm
Enclosures

cc: Guro Heimly (by electronic mail)

NBIM
Norges Bank Investment Management

Stephen T. Falk, Esquire
Executive Vice President, General Counsel, and
Corporate Secretary
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017
USA

Date: 15 May 2012
Your ref.:
Our ref.:

Dear Mr. Falk

Power of Attorney for Grant & Eisenhofer P.A.

We, Norges Bank, the Investment Management division, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, ("NBIM"), hereby confirm the authority of Grant & Eisenhofer P.A., by the attorneys Stuart Grant and/or Michael J. Barry, to act on behalf of NBIM for purposes of submitting the 2012 shareholder proposal and direct all communications to NBIM concerning the proposal to Grant & Eisenhofer P.A.

Yours sincerely,
Norges Bank Investment Management

Jan Thomsen
Chief Risk Officer
E-mail: jth@nbim.no
Tel: +47 2407 3249

Guro Heimly
Senior Legal Advisor
E-mail: guh@nbim.no
Tel: +47 2407 3112

Postal address: Norges Bank, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, Att: Guro Heimly

Proposed Website Content:

http:www.nbim.no/CardinalHealthIndependentChairProposal

SHAREHOLDER PROPOSALS

Independent Chairman: Cardinal Health, Inc.

Norges Bank Investment Management submitted the following shareholder proposal for inclusion in Cardinal Health, Inc.'s 2012 proxy statement:

INDEPENDENT CHAIRMAN

RESOLVED: Pursuant to Section 1701.11 of the Ohio Revised Code, the shareholders hereby amend the Code of Regulations to add the following text where designated:

Add a new Section 3.8:

> "**Independent Chairman**. Notwithstanding any other provision of these regulations, the chairman of the board shall be a director who is independent from the Company. For purposes of this regulation, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the board of directors determines that a chairman who was independent at the time he or she was selected is no longer independent, the board of directors shall select a new chairman who satisfies the requirement of this regulation within 60 days of such determination. Compliance with this regulation shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as chairman of the board. This regulation shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this regulation was adopted."

Add to the beginning of the last sentence of Section 3.1:

> "Except as provided in Section 3.8,"

SUPPORTING STATEMENT

Norges Bank Investment Management (NBIM) holds as a principle of good corporate governance that the roles of Chairman of the Board of Directors and CEO are fundamentally different and should not be held by the same person. NBIM believes that corporate boards should be structured to ensure independence and accountability to shareholders. There should be a clear division of the responsibilities between the positions of Chairman of the Board of Directors and CEO to ensure a balance of power and authority on the board. An increasing number of companies in the US have chosen to separate these two roles. In 2004, 27% of S&P 500 companies had split the CEO and Chairman roles, while by 2011 the percentage had risen to 40%.

Proposed Website Content:

http:www.nbim.no/CardinalHealthIndependentChairProposal

The board should be led by an independent Chairman. Such a structure will put the board in a better position to make independent evaluations and decisions, hire management, and decide on a remuneration policy that encourages performance, provides strategic direction, and supports management in taking a long-term view on the development of business strategies. An independently led board is better able to oversee and give guidance to Company executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances within the corporate structure and thus protect shareholder value.

An independent chairman will be a strength to the Company when the board must make the necessary strategic decisions and prioritizations to create shareholder value over time.

For more information see http://www.nbim.no/CardinalHealthIndependentChairProposal

Please vote FOR this proposal.

A. Our Goal

Separating the roles of CEO and Chairman of the Board is a fundamental principle of good corporate governance and board accountability. Norges Bank Investment Management (NBIM) proposes amending the Cardinal Health, Inc. (the "Company" or "Cardinal Health") Code of Regulations in order to mandate that the Chairman of the Board is an independent non-executive member of the board. At the same time, we recognize the importance of board continuity and minimising disruption. As a result, the proposed amendment ensures that such a split will take place upon next CEO succession so that its effect will be exclusively prospective.

B. Why the Proposed Amendment is Necessary

NBIM believes that sound corporate governance is a prerequisite for sustainable value creation and that shareholders of Cardinal Health will be better served with an independent Chairman in the long term:

- A foundation for good corporate governance is a clear division of roles and responsibilities between management and the board. Therefore, the roles of CEO and Chairman cannot reside within the same individual; and
- The role and responsibilities of the board, and in particular the Chairman, is fundamentally different from the role of the CEO and management. The role of the board is to agree on the strategy of the company, to oversee its successful implementation and to give guidance to the CEO, while role of the CEO is to implement that strategy, and to meet short term budgets and targets; and
- Accountability is undermined with combined roles. The board should be accountable to shareholders who they are elected by, not to the CEO whom they are supposed to oversee; and

Proposed Website Content:

http:www.nbim.no/CardinalHealthIndependentChairProposal

- Separation of these two roles mitigates the risk of conflict of interests. The goals of management may deviate from those of shareholders at times and it is crucial that the board has the unconstrained authority to direct management in such situations. Separate functions empower the board's position to make independent evaluations and decisions; and

- A company is better off proactively splitting these roles when there is time to find the best candidates as compared to being forced to react in the event of an unplanned situation; and

- Separation of the two roles also leaves the CEO more time and freedom to manage the company. The chairman role has become more time demanding due to regulatory and legislative changes and the request for more shareholder communication; and

- Separation of the two roles gives a stronger board. The appointment of a non-executive chairman sends investors a signal about the board's independence and integrity.

Separating the roles of CEO and Chairman of the Board is particularly important at Cardinal Health given that the Company has not met our expectations with regard to key aspects of corporate governance and performance. Specific examples of instances and issues where Cardinal Health's corporate governance practices are not in line with NBIM's expectations include the following:

- Cardinal Health's shareholders must collectively own more than 25% of the outstanding common stock in order to call for an extraordinary general meeting of shareholders; and

- Cardinal Health's shareholders can only act by written consent outside the general meeting of shareholders with unanimous consent, effectively preventing such shareholder action; and

- The Board has the ability to amend the Company's bylaws without shareholder approval, while a majority vote of outstanding shares is needed for shareholders to amend the Company's bylaws; and

- Under the Company's Articles of Incorporation the Board can issue shares of a new series of preferred stock with voting rights that can be used as a potential takeover defense in the event of an attempted corporate acquisition (sometimes referred to as "blank check preferred stock") without seeking shareholder approval; and

- In its 2011 annual report, Cardinal Health identified a suitable peer group as the Value Line Health Care Sector Index. Comparing self-reported total shareholder return for Cardinal Health and its identified peer group, for the five year period June 30, 2006 through June 30, 2011, shows that Cardinal Health underperformed its peers. Cardinal Health's total shareholder return was 5.95%, while its peers' total shareholder return was 38.02%.

Proposed Website Content:

http:www.nbim.no/CardinalHealthIndependentChairProposal


$160.00
$100.00
$50.00
$0.00
2006
2007
2008
2009
2010
2011

June 30,	2006	2007	2008	2009	2010	2011
Cardinal Health, Inc.	100.00	110.44	81.37	49.03	76.82	105.95
Standard & Poor's 500	100.00	120.59	104.77	77.31	88.47	115.62
Peer Group (Value Line Health Care Sector Index)	100.00	111.80	100.84	87.18	95.76	138.02

Source: 2011 Cardinal Health, Inc. Annual Report, page 17

D. Conclusion

NBIM believes shareholders of Cardinal Health will be better served with an independent Chairman in the long term. To ensure a balance of power and authority on the board, and in support of better board accountability and oversight, we urge shareholders to vote FOR this proposal.

INDEPENDENT CHAIRMAN

RESOLVED: Pursuant to Section 1701.11 of the Ohio Revised Code, the shareholders hereby amend the Code of Regulations to add the following text where designated:

Add a new Section 3.8:

> "**Independent Chairman**. Notwithstanding any other provision of these regulations, the chairman of the board shall be a director who is independent from the Company. For purposes of this regulation, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the board of directors determines that a chairman who was independent at the time he or she was selected is no longer independent, the board of directors shall select a new chairman who satisfies the requirement of this regulation within 60 days of such determination. Compliance with this regulation shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as chairman of the board. This regulation shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this regulation was adopted."

Add to the beginning of the last sentence of Section 3.1:

> "Except as provided in Section 3.8,"

SUPPORTING STATEMENT

Norges Bank Investment Management (NBIM) holds as a principle of good corporate governance that the roles of Chairman of the Board of Directors and CEO are fundamentally different and should not be held by the same person. NBIM believes that corporate boards should be structured to ensure independence and accountability to shareholders. There should be a clear division of the responsibilities between the positions of Chairman of the Board of Directors and CEO to ensure a balance of power and authority on the board. An increasing number of companies in the US have chosen to separate these two roles. In 2004, 27% of S&P 500 companies had split the CEO and Chairman roles, while by 2011 the percentage had risen to 40%.

The board should be led by an independent Chairman. Such a structure will put the board in a better position to make independent evaluations and decisions, hire management, and decide on a remuneration policy that encourages performance, provides strategic direction, and supports management in taking a long-term view on the development of business strategies. An independently led board is better able to oversee and give guidance to Company executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances within the corporate structure and thus protect shareholder value.

An independent chairman will be a strength to the Company when the board must make the necessary strategic decisions and prioritizations to create shareholder value over time.

For more information see http://www.nbim.no/CardinalHealthIndependentChairProposal

Please vote FOR this proposal.